Hill-Rom Holdings, Inc.

Two Prudential Plaza, Suite 4100

Chicago, Illinois 60601

August 27, 2015

VIA EDGAR

Mr. Jay Mumford

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Hill-Rom Holdings, Inc.
Registration Statement on Form S-4
File No. 333-205645

Dear Mr. Mumford:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hill-Rom Holdings, Inc. (the “Company”) respectfully requests that the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the Registration Statement on Form S-4 (Registration No. 333-205645) (the “Registration Statement”) be declared effective at 4:00 p.m. (Washington D.C. time), on Friday, August 28, 2015, or as soon thereafter as practicable.

In connection with the foregoing request to accelerate the effectiveness of the Registration Statement, the Company acknowledges that:

1.                            should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.                            the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.                            the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Brian M. Schafer at (312) 558-7510 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

/s/ Susan Lichtenstein
Susan Lichtenstein
Senior Vice President, Corporate Affairs and Chief Legal Officer
Hill-Rom Holdings, Inc.

cc:                                Brian M. Schafer

Steven J. Gavin

Robert Macklin